January 9, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention Stephany Yang and Andrew Blume
Division of Corporation Finance
Office of Manufacturing

Re:    L3Harris Technologies, Inc.
    Form 10-K for the year ended December 30, 2022
    Filed February 24, 2023
    Form 8-K furnished October 26, 2023
    File No. 001-03863

Dear Ms. Yang and Mr. Blume:
Reference is made to your letter dated December 22, 2023 (the “Comment Letter”) from the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to Mr. Kenneth L. Bedingfield, Senior Vice President and Chief Financial Officer of L3Harris Technologies, Inc (“L3Harris” or the “Company”), related to the Company’s Form 10-K for the fiscal year ended December 30, 2022 (the “2022 Form 10-K”) and the Company’s Form 8-K furnished October 26, 2023 (the “October 2023 Form 8-K”).
For your convenience, the Company has set forth below the Staff’s comments in bold, followed by the Company’s responses thereto. All references to page numbers in the Company’s responses are to the pages of the 2022 Form 10-K or the October 2023 Form 8-K, as applicable.
The Company respectfully acknowledges the Staff’s comments and submits the following as its responses to the Staff:
Form 10-K for the year ended December 30, 2022
Management's Discussion and Analysis of Financial Condition and Results of Operations
Operations Review, page 33
1.Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each factor contributed to the overall change in that line item, including any offsetting factors. In addition, where you identify intermediate causes of changes in your operating results, also describe the reasons underlying the intermediate causes. For example, you disclose on page 34 that the changes in gross margin and gross margin percentages for the periods discussed from fiscal 2021 to 2022 were due to several factors, such as higher input costs, supply chain disruptions, Estimate At Completion adjustments and revenue mix. To the extent possible, quantify the impact of each contributing factor in dollars and/or margin percentage, disclose the reasons driving these change, and provide greater transparency into the material components and potential variability of your cost of product sales and services and gross margin. Ensure your overall revised disclosures assist in satisfying the requirements of Item 303(a)-(b) of Regulation S-K and the three principal objectives of MD&A, as noted in SEC Release No. 33-8350:
•to provide a narrative explanation of a company’s financial statements that enables investors to see the company through the eyes of management;
•to enhance the overall financial disclosure and provide the context within which financial information should be analyzed; and
•to provide information about the quality of, and potential variability of, a company’s earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance
Response:
In future filings, beginning with our comparison of the 2023 to 2022 fiscal years, we will quantify, where possible, the extent to which each factor contributing to a material change in a financial statement line item contributed to the overall change in that line item, including any offsetting factors. In addition, where we identify intermediate causes of changes in our operating results, we confirm that we will describe the reasons underlying the intermediate causes, and we will ensure that our revised disclosures will assist in satisfying the requirements of Item 303(a) of Regulation S-K and the three principal objectives of MD&A, as noted in SEC Release No. 33-8350.
Engineering, Selling and Administrative Expenses, page 35
2.We note that your presentation for “Engineering, Selling and Administrative Expenses,” a material statement of operations line item, is limited to a table quantifying the "major components" included within the line item and that such amounts represent less than half of the consolidated amounts for all periods presented. Please revise future filings to include a discussion and analysis of the amounts, trends, events, demands and uncertainties impacting the full consolidated balances.
Response:
We will include a discussion and analysis of the amounts, trends, events, demands and uncertainties impacting the full consolidated balances of “Engineering, Selling and Administrative Expenses” in future filings.

Note 1: Significant Accounting Policies
Revenue Recognition, page 69
3.We note your disclosures that “a substantial majority” of your revenues is derived from long-term development and production contracts accounted for as a single performance obligation and that “a significant amount” of your revenue is derived from contracts to provide multiple distinct goods where the goods are accounted for as separate performance obligations. We further note your accounting policy disclosures regarding revenues recognized at a point-in time and over-time. Please clarify for us how you derive the product and service categories presented on the face of your statements of operations. In doing so, explain whether or not your product revenues are all recognized at a point-in-time or if it also consists of over-time revenues. Also clarify if contract revenues accounted for as a single performance obligation are allocated between product and services and, if so, explain the methodology used.
Response:
We categorize revenue and costs for performance obligations to provide tangible goods as “product” and revenue and costs for performance obligations to provide services for which the principal result is not to produce anything tangible as “service.” In instances where a single performance obligation requires us to deliver products and perform services, we derive the product and service categories presented in our financial statements based upon the predominant nature of each performance obligation identified in accordance with ASC 606, Revenue from Contracts with Customers. In these cases, we classify the revenue from the entire performance obligation based on the nature of the overall promise made to the customer; we are not allocating amounts from one performance obligation between both product and service revenue and costs. For example, all contract revenues from a performance obligation that includes product sales with installation services that do not meet the definition of a separate performance obligation are classified as revenue from product sales. Revenue and cost categorized as “product” include amounts from performance obligations that are recognized as point-in-time revenue or over-time revenue based on the specific facts and circumstances.
Note 9: Goodwill, page 79
4.Please revise future filings to disclose accumulated goodwill impairment losses at the beginning and the end of the periods presented. Refer to ASC 350-20-50-1(a) and (h).
Response:
We will include the accumulated goodwill impairment losses at the beginning and end of the periods presented in future filings.

Note 15: Stock Options and Other Share-based Compensation, page 97
5.You disclose on page 99 that you issue performance share unit awards “subject to performance criteria...and market conditions.” Within the following paragraph, you indicate that awards with market conditions are recognized as compensation cost “if achievement of the performance measures is considered probable.” Please tell us if all performance share unit awards include both performance and market conditions and, if so, consider clarifying your disclosures accordingly. If you issue any awards with only market conditions, clarify your expense recognition accounting policy.
Response:
Our performance shares include both performance and market conditions.
Under our 2015 Equity Incentive Plan, performance share units vest upon satisfaction of performance measures established at the time of grant following a performance period, which has been set at 3-years for all of our performance share units. In recognizing the compensation cost of performance share units over the performance period, we evaluate whether the performance measures established at the time of grant are based on performance conditions or market conditions. The performance measures for performance share units issued as part of our annual compensation cycles have been based on earnings per share and return on invested capital, which are performance conditions, and total shareholder return, which is a market condition.
For historical context, during our fiscal transition period of June 29, 2019 through January 3, 2020, we issued special, one-time integration-related performance share units for which the only performance measures were merger-related full-year run rate gross synergies and earnings per share, which are performance conditions. The special, one-time integration-related performance share units became fully vested during the fiscal year ended December 30, 2022, leaving only performance share units with both performance and market conditions issued during our previously annual compensation cycles outstanding. Thus, our disclosure was meant to capture the nature of our typical grants and the majority of our stock compensation expense during fiscal 2022, while acknowledging the existence of the special, one-time grant. Given the Staff’s comments seeking clarification, we will clarify the above Share-based Compensation disclosures in future filings.
Note 25: Legal Proceedings and Contingencies, page 113
6.We note your disclosure that “it is reasonably possible that some lawsuits, claims or proceedings may be disposed of or decided unfavorably to us and in excess of the amounts currently accrued.” Please provide the applicable disclosures required by ASC 450-20-50 3 through -4, including the amount or range of reasonably possible losses in excess of recorded amounts. If an estimate of reasonably possible additional losses can be made and that amount, both for each individual matter and in the aggregate, is not material to your consolidated financial position, results of operations or cash flows, we will not object to a statement to that effect. Although we recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies, please note that ASC 450 does not require estimation of a reasonably possible range of loss with precision or certainty.

Response:
On July 28, 2023, we completed the acquisition of Aerojet Rocketdyne Holdings, Inc. (“AJRD”). Due to the timing of the AJRD acquisition, our accounting for the acquisition remains preliminary. Amounts recorded associated with the liabilities of AJRD, including loss contingencies, are based on preliminary calculations and estimates, and we are still obtaining additional information over the measurement period (up to one year from the acquisition date). Due to the inherent uncertainties and speculative nature of contested proceedings, in particular with respect to ARJD, no estimate of reasonably possible additional losses in excess of our accrual can be made.
We plan to make the following modifications to our disclosure noted below in future filings (proposed changes are marked with strike out and underline):
“From time to time, as a normal incident of the nature and kind of businesses in which we are or were engaged, various claims or charges are asserted and litigation or arbitration is commenced by or against us arising from or related to matters, including but not limited to: product liability; personal injury; patents, trademarks, trade secrets or other intellectual property; labor and employee disputes; commercial or contractual disputes; strategic acquisitions or divestitures; the prior sale or use of former products allegedly containing asbestos or other restricted materials; breach of warranty; or environmental matters. Claimed amounts against us may be substantial, but may not bear any reasonable relationship to the merits of the claim or the extent of any real risk of court or arbitral awards. We record accruals for losses related to those matters against us that we consider to be probable and that can be reasonably estimated. Gain contingencies, if any, are recognized when they are realized and legal costs generally are expensed when incurred. At December 29, 2023, our accrual for the potential resolution of lawsuits, claims or proceedings that we consider probable of being decided unfavorably to us was not material. We cannot at this time estimate the reasonably possible loss or range of loss in excess of our accrual due to the inherent uncertainties and speculative nature of contested proceedings. Although it is not feasible to predict the outcome of these matters with certainty~~, it is reasonably possible that some lawsuits, claims or proceedings may be disposed of or decided unfavorably to us and in excess of the amounts currently accrued. B~~, based on available information, in the opinion of management, settlements, arbitration awards and final judgments, if any, that are considered probable of being rendered against us in litigation or arbitration in existence at December 29, 2023 are reserved against and would not have a material adverse effect on our financial condition, results of operations, cash flows or equity.”

Form 8-K furnished October 26, 2023
Exhibit 99.2 Investor Letter, page 21
7.Please address the following comments related to the non-GAAP financial measures presented in your Investor Letter:
•On pages 7, 8, and 26, it appears you use the term “Operating income” on a segment basis and when referencing the GAAP measure and use either “Segment operating income” or “Non-GAAP operating income” when referencing the non-GAAP measure. It also appears on page 26 you may be using “Segment Operating income (loss)” on a consolidated basis as a GAAP measure. In order to minimize any confusion, consider re-naming your measures so that readers can clearly identify which measures represent your ASC 280 GAAP measures and which measures represent the “adjusted” non-GAAP segment amounts.
•We note that you present consolidated "Segment operating income," representing the sum of the corresponding individual segment amounts, as well as a related “Operating income margin,” but do not appear to clearly identify the consolidated figures as non-GAAP measures or provide all related disclosures required by Item 10(e) of Regulation S-K. Since total “Segment operating income” is not a required measure under ASC 280, ensure you provide all non-GAAP disclosures required Item 10(e), including reconciliations to the most directly comparable GAAP measures. Confirm whether or not you consider net income and net income margin to be the most directly comparable GAAP measures.
•We note your disclosure of the non-GAAP effective tax rate on page 22 without presentation of and reconciliation to the most directly comparable GAAP measure. Please present the GAAP effective tax rates wherever the non-GAAP effective tax rates are presented and reconcile the non-GAAP effective tax rates to the corresponding GAAP figures. Refer to Items 10(e)(1)(i)(A) and 10(e)(1)(i)(B) of Regulation S-K.
Response:
With respect to the Staff’s first bullet, we will rename non-GAAP measures in future Investor Letters furnished on Form 8-K.
With respect to the Staff’s second bullet, we confirm that the Company had considered net income and net income margin to be the most directly comparable GAAP measures to segment operating income and segment operating margin. In retrospect and in light of the staff’s comments, we have decided to reconcile the aforementioned financial measures to operating income and operating income margin as the most directly comparable GAAP measures in future disclosures.
With respect to the Staff’s third bullet, we will include the most directly comparable GAAP measure preceding any presentation of effective tax rate on non-GAAP earnings and a reconciliation to our GAAP effective tax rates in future Investor Letters.
Should you have any questions or comments with respect to the above, or believe that a call would be helpful in any way, please do not hesitate to contact me at (321) 724-3260.

Sincerely,

/s/ Corliss J. Montesi

Corliss J. Montesi Vice President and Principal Accounting Officer

cc: Kenneth L. Bedingfield
Senior Vice President and Chief Financial Officer